UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

OPENING NIGHT ENTERPRISES, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10712

California (State or other jurisdiction of incorporation or organization)	81-4737793 (I.R.S. Employer Identification Number)

80 W. Sierra Madre Blvd., Ste. 141 Sierra Madre, CA (Address of principal executive offices)	91024 (Zip Code)

(626) 355-1049

Registrant’s telephone number including area code

Class A Investor Units

(Title of each class of securities issued pursuant to Regulation A)

Opening Night Ent. - Form 1-K Annual Rep. 2020	1

In this report, the terms and references to the “Company,” “we,” “us” or “our” all refer to Opening Night Enterprises, LLC

Special Note Regarding Forward-Looking Statements: This report may include forward-looking statements.  All statements other than statements of historical fact contained in this report, including statements regarding the Company’s future financial condition, business strategy, financing and distribution plans and objectives of management and any potential or anticipated opportunity or result of any Company endeavor constitutes a forward-looking statement.  A number of presentations and disclosures in this report, including any statements preceded by, followed by or which include the words, “may”, “should”, “would”, “believe”, “expect”, “estimate”, “intend”, “anticipate”, “plan”, “assume” or similar expressions, are intended to identify forward-looking statements.  These forward-looking statements are based on information available to us at the time the statements are made and on assumptions, expectations, beliefs current thereto which concern future developments and their potential effect on the Company.  These forward-looking statements involve risks, uncertainties and other factors, many of which are outside the Company’s control, which may cause actual results and performances to be materially different from the future results or performances anticipated or implied by these forward-looking statements.

To the extent that this report contains forward-looking statements regarding the financial condition, operating results, business strategy or any other aspect of the Company, please be advised that the Company’s actual financial condition, operating results and business performance may differ materially from those projected or estimated by the Company in its forward-looking statements.  Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations.

Item 1. Business

The purpose of the Company is to produce a certain hour-long unscripted competition television series prospectively entitled “OPENING NIGHT” (the “Series”) in which, throughout the 13-week/13-episode initial season of the Series, the Company presents and markets to millions of viewers select portions of four new musical theater shows (the “Musicals”).   Through the presentation of the Musicals to Series viewers, the Company believes it will generate great interest to see the completed Musicals outside of the television Series in a live theatrical medium at various stages in the United States and throughout the world, including, hopefully, on Broadway, West End and other such premier stages throughout the world.  The Company will derive earnings both from the Series, as well as from various exploitations of the Musicals and their underlying rights in ancillary media formats and the live stage, which will include, but are not necessarily limited to, ticket sales from each Musical and additional revenue streams ancillary to the production including musical recordings, merchandising and a variety of consumer products as well as possibly scripted motion picture and/or television versions of one or more Musicals.

The Company is a new business venture that seeks to combine two entertainment industry business formats, namely unscripted/reality television and live musical theater (together, the “entertainment program”), for the purpose of enhancing the market awareness, audience and revenue potential of the latter, while retaining for the Company the greatest possible direct and ancillary revenue stream upsides from each medium.  In effect, the Company seeks to exploit a version of the X-Factor model of artist/brand building and awareness that has been so successful for Sony and Simon Cowell’s Syco Entertainment label.  The Company’s proposed business venture(s) would create a nationally broadcasted competition reality television series, which would pit up to six musical productions against one another in a competition to determine which of the six the professional industry judges felt had the greatest potential to be a future Broadway sensation.  All of the Musicals would be owned and controlled by the Company and the production of each would be paid for by the Company.  Depending on the availability of Company funds, interest of third party theaters, and the Managers’ determinations of potential for immediate commercial success, the Musicals would then (following conclusion of the Series) be produced for a regional or other U.S. theater, with the goal being to get one or more of the Musicals presented on Broadway and others Off-Broadway or otherwise in order to maximize potential revenues from the exhibitions.

The Series would derive its own episodic licensing and other fees, which would flow to the Company, but one of the primary objectives of the Series will be to invest the Series’ audience in one or more of the productions and producing teams.  One of the most expensive and valuable elements associated with any entertainment property is marketing and promotion of the property.  A single studio film may spend upwards of U.S. $200 million+ in advertising to promote a potential tentpole film to worldwide audiences.  While live stage musicals do not spend nearly as much in marketing due to the locally restricted nature of the productions and the much more finite potential box office grosses, the methods and costs of marketing are effectively the same across media (e.g. printing, billboard prices and TV ad spots cost the same amount irrespective of the type of media that’s being advertised).  Having a national television program that introduces audiences to various forthcoming live theatrical productions would serve as possibly the most valuable marketing tool ever created for a live stage production.

The Company will seek to derive revenues from both exploitation of the Series as well as from exploitation of the Musicals themselves and all ancillary rights associated therewith and deriving therefrom.  The Company further believes that the typical live stage box offices grosses will have the opportunity to far exceed typical Broadway box office grosses as the masses of tourists who regularly visit New York City and attend Broadway shows each year is excessive and is growing annually alongside ticket prices for those shows.  International market awareness is anticipated to lead to foreign licenses of the Musicals, which will further enhance the Company’s expected returns.

Opening Night Ent. - Form 1-K Annual Rep. 2020	2

The Series will highlight for millions of viewers the competitive, challenging and dramatic creative process of the teams composing, writing, and mounting the Musicals.  The 13-week, reality competition Series is designed to portray in an entertaining and dramatic manner the struggle of creating an artistically and financially successful musical.

To protect the value and allure of each Musical, and to protect the value of said Musicals’ exploitation, no Musical will be seen in its entirety during the Series.  Guided by highly experienced stage production mentors, only those Musicals deemed most entertaining will be performed.  The stories of the writers, composers, designers, actors and other creators of the Musicals and their relationships and the conflicts they have and will continue to encounter as they face the challenges of competition and musical development will offer a plethora of additional storylines for audiences to latch onto and the Company believes they will also strengthen the bonds between the audiences and the Musicals.

No Prior Performance by Management Operating an Entertainment Program:

The Managers have not operated an entertainment program in the past and have no historical operating results. Accordingly, there is no basis of another entertainment program for investors to compare this entertainment program to, nor is there historical liquidity information to rely upon.

SUBSEQUENT PRODUCTIONS

Additional Companies:

After a Musical has been presented on a regional, Off-Broadway, Broadway or other U.S. stage, once the initial run for that Musical ends, if the Managers believe that a given Musical has sufficient potential to be produced again, one or more times, either as a tour or a sit down production (each, a “Subsequent Production”), the Managers may, in their sole discretion, form one or more additional limited liability company(s) or similar entity(s) (each, a “Subsequent Company”) to act as single purpose vehicles for the purpose of producing any Subsequent Production(s).  To effectuate this, the Managers, on behalf of the Company, shall license to such Subsequent Company(s) those rights necessary to allow the Subsequent Company to present and otherwise exploit the Musical.  The Managers also may, on behalf of the Company, license rights held by the Company to third party companies the principals of which may not include any Manager of the Company (each a “Licensee Company”) – this scenario would likely inherit where the Company failed to raise, or secure from that Musical’s initial run, the necessary funds to finance production of the Musical.  In addition and in no way meant to limit the above, any Subsequent Company or Licensee Company shall pay to the Company customary and reasonable royalties, license fees and/or other compensation as consideration of the Subsequent Company’s or Licensee Company’s exploitation of rights in and to the Musical licensed to such Subsequent Company or Licensee Company by the Company.

If a Subsequent Company is created for one or more of the Musicals, then the Company shall receive the majority or all of the gross proceeds flowing thereto to the extent that the Company’s funds were used to finance the production of any Musicals therefrom.  If such a Subsequent Company is formed, it shall likely be for purposes of insulating the Company from any potential liability flowing from the production or exploitation of those Musicals.

It should be noted that a prerequisite of the foregoing plan of operations is that the Company maintain controlling ownership of each of the Musicals and their underlying rights and that the Series’ primary distributor(s) not restrict the Musicals’ underlying rights-holders from fully exploiting the Musicals and their underlying rights immediately following the Series’ initial broadcast.  The Managers believe that they will not encounter any issues in having the Company retain a controlling interest in each of the Musicals and their underlying rights so long as the Company fully finances production of the Series, as contemplated herein.  By financing the Series’ production, the Company will greatly mitigate the potential risk of loss to the Series’ distributor which would otherwise need to be offset by the potential upside from exploitation of the Musicals’ underlying rights.

Opening Night Ent. - Form 1-K Annual Rep. 2020	3

Subsidiary Participation:

It is anticipated that the Company, as the presenter of each Musical production, shall be entitled to a participation, expressed as a percentage of gross receipts of each of the Musicals’ authors’ (the “Authors”) future gross income from each Musical (with deductions for payments off the top to agents) derived from exploitations of the Musical licensed by the Authors to third parties (such third parties not to include the Company, the Managers or any Subsequent or Licensee Company).  The participation of the Company shall depend on the number of performances of a given Musical that were presented by the Company. Any amounts inuring to the Company as a result of such subsidiary participation shall constitute part of Company Gross Receipts (as defined below). The Company will seek to cultivate various revenue streams that are distinct from those deriving from exploitations of the Musicals’ on the live stage, including but not limited to potential revenues deriving from license and other exploitations of the Series itself, as well as potential exploitations of the Musicals’ underlying rights in alternative media formats, such as motion picture and scripted television, all of the foregoing revenue streams, when combined with all other potential ancillary revenue streams shall be collectively referred to hereinafter as the “Company Gross Proceeds”.

Co-Productions:

The Managers shall also have the right to fix the terms of any co-production or licensing agreement with third parties.

Television Series and Theatrical Industry:

The entertainment industry in general and the television and live stage performance industries in particular, are extremely competitive in nature.  Depending largely on the point in time that a Series distributor comes aboard the project, the Company may need to be paired with a television production company partner with an output deal and experience in making similar types of unscripted competition television shows for one or more of the networks, SVOD or other distributors that the Company intends to pitch the Series to, or else, the Company may be forced by the network to take-on a showrunner partner who will spearhead production of the Series.  For every television series that sells, there are tens of thousands of pitches that get turned down each season.  Of the shows that are initially picked up by one network or another each season (i.e. that “sell” to a network), less than half of them ever make it to the screen and of those, unless a non-linear format distributor such as Netflix picks it up, the network often still decides to cancel the show after producing and airing only the pilot or a handful of episodes.  While production is different for theater, productions are still routinely off of Broadway before they have had a chance to find their audience or turn a profit, because of the contractual nature of their deals with the theaters and the fact that they cannot afford to burn through capital if no one is showing up to the performances.  There are a very limited number of theaters available at any given time on Broadway and competition for them is almost as fierce as it is for the limited number of desirable television network timeslots available at any given time on TV.  If either the Company’s proposed television Series or the Musical(s) fail to secure desirable distribution/exhibition space, respectively, then the projected success and profits of the Company may be in jeopardy.

The Company seeks to greatly mitigate the risks of the Series not making it on air and/or one or more of the Musical(s) not making it to the stage, by financing production of each component in-house.  By removing this massive cost (i.e. risk) from the Series’ distributor, the Company ensures that any presentation of the Series by a distributor is guaranteed pure profit for that distributor, the only question remaining for the distributor is the level of upside, which will be determined by the success of the Series and the size of its audience.

The Managers shall attempt to negotiate with the Series’ distributor(s) to pay the Company certain Series licensing fees and/or creator fees.  The former fees are atypical for unscripted series’ that premier on U.S. television networks, however, they may be possible in this instance because of the fact that Company will be paying for the production of the Series itself, which is also atypical for most network and other large television series’, and such fees would be justifiable as helping Company offset some of the risk it will inherently assume as the sole financier of the Series’ production.

The commercial theater business in the United States is generally separated into two categories, New York and outside New York. New York is the central and principal venue for commercial theater in the United States with a significant resident population of theatergoers and a tourist population that attends the commercial theater regularly.  The Company anticipates, due to the notoriety of each of the four Musicals deriving from the Series, that a Broadway production will occur for at least one, if not eventually a majority of the Musicals.  But it is important to note that for the Company’s business model, the litmus test for financial success of the endeavor will not be not predicated on a production occurring on a Broadway stage.  In fact, the overhead and, especially, the marketing, advertising and publicity costs are significantly less in theaters outside New York, making for the potential of a greater financial return, assuming that the number of people attending and ticket prices are the same, which may or may not be the case depending on where each Musical plays outside of Broadway.  Broadway, or the commercial theatrical industry in New York City, however, does provide for the greater likelihood of (a) open-ended runs and (b) premium (higher) ticket pricing.

Opening Night Ent. - Form 1-K Annual Rep. 2020	4

As part of the Company’s business model, the Managers shall obtain the right to present the play live on any stage from the author or authors of the Musicals.  Such options shall be exclusive with respect to professional productions (with a stock and amateur holdback) in the United States, the British Isles, Australia, New Zealand and Canada, as well as certain other international territories. It is typical for the producer to pay the writer or writers a non-recoupable advance against a royalty to be paid to the writer or writers from the gross weekly box office receipts derived from the producer’s presentation or presentations of the play or musical. The royalty paid to the author or authors of a play is typically 4.5% of the gross weekly box office receipts. Occasionally, a play or musical is based on another work or on the life of a person. On these occasions, the producer would be required to obtain such rights to the other work or from the person who is the subject matter of the work. Typically, the holders of such rights would also be entitled to a royalty based on the gross weekly box office receipts; such amount is usually between 1% and 2%.  Gross weekly box office receipts are usually defined as the receipts received from the sale of tickets for the show minus credit card costs, applicable amusement or sales tickets and certain pension and welfare union payments (for Broadway only) that do not usually amount to over 10%.  On many occasions, the producers are able to negotiate the option to pay authors a share of weekly operating profits (if any) as opposed to a gross participation and the Managers will employ every best effort to do so.

When a producer is presenting a new play or musical or is presenting a play or musical that has not been previously presented in the United States, the producer will usually be entitled to vest a percentage of revenues earned by the author or authors in the future from the exploitation of the play or musical, including revenues from a film or television adaptation of the play or musical and future stage presentations of the work. This revenue participation is called subsidiary rights participation and the percentage is vested by the producer based upon the number of performances of the play or musical that is presented by him or her. The top subsidiary rights participation that can be earned by the producer is typically from 40% to 50%.

The theatrical producer with an option on a play or musical will usually form a legal entity in which to raise funds to produce the play or musical and to produce the play or musical. The producer will also begin the process of preparing the necessary offering papers to legally raise money from the public, usually as an exempt offering under federal and state securities laws. The customary entity employed in the theatrical industry is a limited liability company. The producer will assign to such entity the rights he or she obtained by virtue of the option agreement with the writer or writers of the play or musical.  Very often the producer will team with other producers to partner with him or her in presenting the play or musical and/or in raising the necessary financing.   Because with this offering the funding is being raised up-front for the television production and the production of all four Musicals that are featured in the Series, the Managers expect to save money, to the benefit of the Company’s investor members, as a result of not having to engage professionals to effectuate offerings to capitalize four disparate live stage companies, or to give away substantial portions of the profits to (a) partners, (b) fund raisers and (c) other parties assisting in the capitalization.  Moreover, since four musicals are expected to be produced, the gains from one or two may offset losses from another.

The producers of the Musical will assemble the business and creative elements and personnel for the presentation of thereof. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. On the creative side, the producers will retain a director, a cast and chorus, a choreographer, designers for the set, costumes, lighting, sound, a stage manager, a musical director, a conductor, a casting director and other related personnel. The compensation paid to the above-mentioned personnel is often paid in accordance with applicable collective bargaining organization rules. Many are entitled to royalties or otherwise increase weekly expenses, including the producers. In addition to the above, the producers must license a theater or, if producing a tour, must license a number of theaters in each city that it is planning to tour the show. Theater licenses often provide that the production pay a fixed rent, plus the expenses associated with the running of the theater facility (such as ushers, climate control, utilities and equipment) and a royalty based on a percentage of gross weekly box office receipts.

Opening Night Ent. - Form 1-K Annual Rep. 2020	5

Developmental theaters that provided development towards the production of one or more musicals may be entitled to a royalty from subsequent productions on Broadway and/or in other commercial settings. The show will usually require significant rehearsals prior to public performances of the Musical. Rehearsals can typically be from four to fourteen weeks. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

Typically, in normal times, a medium to large theater can gross between $250,000 and $2,000,000 per week. It is unknown at present whether these standard takes will be affected by the resulting shutdown and subsequent reopening of the theaters due to the COVID-19 pandemic theater closings and the inevitable socially-distanced reopening policies that will go into effect when the theaters reopen. However, based on the recent historical trends in Broadway ticket prices and popularity, it is entirely possible that the lower attendance numbers that may result from decreased available seats at the shows, will not affect the bottom-line for the venues, as it will likely be eaten-up by an offsetting increase in ticket prices that the theater-going public seems more than happy to absorb. The point at which a given show breaks even depends upon a great many factors. On average, producers of a play or musical will attempt to keep the break-even point for a production at no more than 60% of the theater’s potential gross.  As noted above, many of a show’s personnel (including the producers) are paid a percentage of a show’s gross weekly box office receipts, weekly fee or share of weekly operating profits. As such, the amount of such compensation will vary from week to week depending upon the number of tickets sold.

Typically, as a live stage show makes operating profits, 100% of such profits are paid to investors of the show until the investors are paid back in full. Thereafter, the investors and producers each are entitled to 50% of the adjusted net profits from the show.   In this case, however, the three to six Musicals may ultimately be cross-collateralized for the benefit of the Company’s investor members.  Namely, even after the recoupment of a given production, all net cash flow shall inure to the investor members on a pro-rata basis until their respective investments (which are being used for a package consisting of one television show and three to six stage productions) are recouped in their entirety.  In such a manner the gains from one Musical will offset the losses of another; only following the recoupment by the investors of all monies invested hereunder will the Company managers participate in Company net profits.

Additional Information About the Company and its Business:

The Company does not currently employ anyone, nor has it employed anyone to date.  The Company has never filed for bankruptcy, is not in receivership nor embroiled in any similar or other types of legal proceedings, nor are any such proceedings reasonably foreseeable at this time.  At present, the Company has little to no realized assets, debts or obligations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

TO THE EXTENT THAT THIS SECTION CONTAINS ANY REFERENCES AND/OR COMPARISONS TO ANY PREVIOUSLY RELEASED TELEVISION PROGRAMS, MUSICALS OR OTHER STAGE PRODUCTIONS AND/OR THEIR PERFORMANCES, SAID COMPARISONS HAVE BEEN PROVIDED STRICTLY FOR PURPOSES OF ILLUSTRATION AND COMPARISON AND SHOULD NOT BE RELIED ON BY THE READERS AS GUARANTEES OF RESULTS FOR EITHER THE SERIES OR ANY OF THE MUSICALS.  ANY PREDICTIONS OR ASSUMPTIONS MADE OR IMPLIED BELOW AND ANY COMPARISONS DRAWN BETWEEN THE SERIES AND/OR ANY MUSICAL AND ANY OTHER TELEVISION PROGRAM, MUSICAL, THEATRICAL PRODUCTION OR SCENARIO SURROUNDING EITHER OF THEM, ARE MERELY PREDICTIONS AND MAY ENGENDER BIASES IN FAVOR OF THE SERIES OR MUSICALS’ PERFORMANCES WHICH ULTIMATELY PROVE TO BE UNDULY OPTIMISTIC AND/OR INCAPABLE OF SUCCESS AS PREDICTED OR DESCRIBED.  NEITHER THE COMPANY OR THE MANAGERS ARE AFFILIATED IN ANY WAY WITH THE PUBLISHERS OF ANY OF THE INFORMATION REGARDING THE TELEVISION OR THEATER INDUSTRIES AS MAY BE REPORTED HEREIN.

Opening Night Ent. - Form 1-K Annual Rep. 2020	6

As of the date of this Offering, the Company is a new business, which, though established over two years ago, has been in operation for less than one year, has no physical or other assets or debts other than those discussed in this Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS below (see also, Item 6 – OTHER INFORMATION at “Fundamental Changes”, below), and any debts actually accruing in the form of verified Manager out-of-pocket expenses incurred in connection with the Company’s establishment and the undertaking and maintenance of this Offering, provided that no such aggregate Manager reimbursements shall exceed a sum equal to One Hundred Thousand Dollars USD ($100,000), nor shall any such sums become reimbursable unless and until Company has raised at least USD $2 Million in Offering proceeds, in which case, such reimbursable sums shall only be payable upon reasonable proof of payment of such sums, as described in greater detail in Form 1-A, Post-Qualification Amendment No. 8 at USE OF PROCEEDS TO ISSUER at ‘Potential Use of Proceeds to Discharge Company Debts’.  Whether or not the Company will have any business or whether the Company will be able to make any profits as anticipated herein, will depend initially on the ability of the Company to either self-finance production of the Series and then place the Series with a viable U.S. distributor, or alternatively, the ability of the Company to sell the Series to a viable U.S. distributor or co-finance the Series with said distributor.  Thereafter, once the Series is placed with a viable U.S. distributor, the success of the Company’s proposed business operations will hinge on the willingness of that distributor to give the Series a prime time or other desirable time slot (unless the distributor is an SVOD service) such that the Series will be easily accessible to its core potential demographics, which will include families among others who tend to watch television during prime time hours.  Regardless of the Series’ time slot, the success of the Company’s proposed business operations will depend largely on the willingness of the Series’ U.S. distributor to expend money and use its reserved bumpers and ad slots to promote the Series to the public.

Following exhibition of the Series, the Company’s success or failure will be contingent upon the locations, sizes and natures of the theaters that the Musicals ultimately begin exhibiting in and the strength of the Musicals’ casts and directors and the reception of the Musicals by major critics and audiences who will be needed to spread word of mouth.  If the Musicals ultimately play in Broadway theaters, which are able to draw on a massive revolving door of tourists to New York City and local theater enthusiasts all capable of paying premium prices for top shows, then the Company will benefit from the premium prices for tickets and the constant turnover of new audiences, which should allow the shows to continue playing to new audiences for an extended period of time.  If, however, one or more of the Musicals fails to draw audiences in their initial regional theater locations and therefore never progress to Broadway, Off-Broadway or the like and therefore are unable to avail themselves of the benefits of high turnover of potential theatergoers, then it could have a detrimental impact on the duration of a given Musical’s life, as well as on the value of the tickets sold.  Without limiting the foregoing, it should be noted that the Company believes that the Musicals can still enjoy great financial and critical success if they ultimately only play in top-flight regional theaters.  Various regional theaters throughout the U.S. are located in major metropolitan cities, such as Chicago, Boston, San Francisco, Washington D.C., etc. and therefore experience high levels of tourist traffic and fervent communities of arts supporters interested in new theater shows and capable of paying premium ticket prices.

Additional factors that may ultimately impact the long-term returns of the Company include initial box office success of the Musicals, and the impact of that success on foreign market licenses for one or more of the Musicals.  One way that well-regarded live stage productions enhance their lifetime earnings is through licenses of the show to foreign territorial productions.  The Company believes that the existence of such opportunities will be greatly enhanced by the promotional benefits to the Musicals provided inherent in their being a part of the Series.  If this popularity translates into big initial box office draws for one or more of the Musicals, then the likelihood of those shows licensing their rights to foreign territories will be greatly improved.

Opening Night Ent. - Form 1-K Annual Rep. 2020	7

Finally, the Company’s success is also potentially contingent on any ancillary licenses and exploitations of the Musicals which could eventuate in other media formats, such as motion pictures, television, literature and the like. Upon achieving a “purchase” under the option agreement that Company maintains with each of its underlying Musicals, the Company shall also have the right to exploit the each Musical and their underlying rights in ancillary media formats which are outlined in the attached redacted copies of the executed option agreements with the creators and owners of the underlying Musicals (see, various STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENTS for each Musical at Exhibits 1A-6A, 1A-6B, 1A-6C, 1A-6D, 1A-6A(i), 1A-6A(ii), 1A-6B(i), 1A-6C(i), 1A-6D(i) and 1A-6D(ii)). So, irrespective of a given Musical’s success on the live stage, the Company may very well be able to derive value and even potentially achieve great profits from the exploitation of the Musical or portions of their underlying rights in other media formats. In summary, the exhibits illustrate that, upon effecting a purchase of the corresponding production’s rights, Company has secured options to exploit each Musical’s underlying rights in motion picture, television and other media formats for various pre-agreed option and purchase fees, royalty and other contingent payments designed to enable the Company to quickly close deals to exploit the underlying rights of each Musical without having to haggle over purchase prices and other key deal terms. For each of the four Musicals, there are two primary rights agreements that convey the necessary underlying copyright and other rights that enable the Company to both exploit the Series and subsequently reserve options to exploit the underlying rights in and to each Musical in various other forms of media. Additional discussion of the foregoing can be found hereinbelow at Item 6 – OTHER INFORMATION at “Fundamental Changes”.

The two agreements, which are memorialized as Exhibits to Post-Qualification Form 1-A Amendment No. 8 as one combined document for each Musical, consist of an agreement that addresses solely the terms of exploitation of the Musicals on and for the live stage, which is entitled “Stage Production Rights Agreement(s)”, and the other agreement, which both secures the rights to make the Series featuring each Musical and then also to reserve rights to exploit the Musical’s underlying copyrights in various other media formats, including but not limited to motion picture and scripted television, is entitled “Musical Option and Purchase Agreement(s)”) (see, various STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENTS for each Musical at Exhibits 1A-6A, 1A-6B, 1A-6C, 1A-6D, 1A-6A(i), 1A-6A(ii), 1A-6B(i), 1A-6C(i), 1A-6D(i) and 1A-6D(ii)). The significance of the two aforementioned agreements relative to the Company and its business is discussed in more detail in Item 6 – OTHER INFORMATION at “Fundamental Changes”.

Material terms of the audiovisual rights agreements (i.e., the “Musical Option and Purchase Agreement(s)”) (see, various STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS for each Musical at Exhibits 1A-6A, 1A-6B, 1A-6C and 1A-6D). include the duration and terms of the option(s) in and to the underlying rights of each Musical, which consist of an initial option of 18 months from the date of each such agreement’s execution, then an additional twenty four (24) month extension from the end of the original 18 month option period, if, at any time during the initial 18 month option period, the series receives financing or is set-up with a series distributor. Next, if the series goes into production at any time in the initial 45 month period, the series goes into production, then it will have an additional thirty six month period of time beginning from the end of the preceding 45 month period during which to either complete production and exhibit an initial U.S. commercial release of the series or else lose its rights. The U.S. commercial premier of the series constitutes the initial purchase of the underlying rights and options prices for exploitation of the underlying rights in the other media formats.

The only rights reserved by the authors of the musicals are those to produce live stage versions of the play. However, the live stage rights are also reserved (upon activation of a purchase by commercial exhibition of the series in the U.S. during the term) to the Company in accordance with the terms and provisions of the “Stage Production Rights Agreement(s)” (see, various STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS for each Musical at Exhibits 1A-6A, 1A-6B, 1A-6C and 1A-6D). The Stage Production Rights Agreements set forth a separate option term, beginning from the initial U.S. commercial broadcast of the final episode of the season of the series in which the Musical is featured and lasting twenty four months thereafter, during which the Company are exclusively able to negotiate with the underlying rights holders of the Musicals to produce the Musicals for the live stage. Additionally, the Company will have five (5) successive 1 year options which it might purchase thereafter by which Company can extend its exclusive rights to produce the Musicals for the live stage, the values of each such option payment by the Company shall be recoupable against any future backend payments to the Musical producers from exploitation of the live stage shows themselves. The core deal terms of any eventual stage production agreements for each of the Musicals are pre-negotiated in the Stage Production Rights Agreements in order to facilitate closing of any eventual deals between Company and the underlying rights holders of the Musicals, thereby ensuring that the Company can move the productions to the live stage as quickly as possible. These deal terms have been negotiated within the general terms and conditions and rates of the Dramatists Guild’s Approved Production Contract for Musicals.

Opening Night Ent. - Form 1-K Annual Rep. 2020	8

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates, and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Operating Results:

The Company has been in existence under the laws of the State of California since December 12, 2016 and legally began its operations as of January 1, 2017. However, the Company is and has to the present point in its existence been both pre-revenue and also pre-operational insomuch as it cannot begin undertaking genuine production of the Series until it is independently capitalized, which it has and will seek to do through this offering. Per the Company’s plan of operations, the Company was to rely on the monies raised from this offering to finance production of the Series. While the Company was provisionally qualified to undertake this offering on March 29, 2019, it was almost immediately disqualified on June 19, 2019 for failure to meet its ongoing periodic filing requirements. After eventually switching legal counsel and then undertaking numerous filings between August 2020 and the present, this offering was recently requalified by the Securities and Exchange Commission (“SEC”) as of March 29, 2021.

As described in the “Liquidity and Capital Resources” subsection below, the vast majority of the Company’s expenses to date have existed in the form of legal, accounting and other professional fees associated with undertaking and maintaining this offering for the purpose of securing, from outside investors, the foundational financing and third party rights necessary to establish the company and launch its Series development and production operations. The Company expects that these third party costs but more so other third party costs associated with forthcoming development and production of the Series, will ramp-up exponentially until such time as the Series has completed production of its initial season. These production costs and corresponding operations of the Company have not been able to begin as of yet, due to the fact that the Company no opportunity to begin soliciting financing via this offering before the offering had its qualification withdrawn by the SEC in mid-2019. However, with its recent requalification, the Company is looking to move rapidly into initial investor fundraising efforts, which, if successful, will provide the necessary capital to begin operations producing the Series. The Company believes that initial outside financing will begin flowing into the Company in this second quarter of 2021.

General and Administrative Expenses:

Expenses generally consist of a combination of general and administrative expenses such as office expenses on the one hand and professional fees on the other hand. General and administrative expenses amounted to $531 for the year ended December 31, 2020, as compared to $1,180 for the year ended December 31, 2019, a decrease of $649, whereas professional fees for the fiscal year ended December 31, 2020 were $63,325, which was $48,269 higher than the same period in 2019. Altogether, the Company had total expenses of $63,856 for the fiscal year ended December 31, 2020, as compared with total expenses of $11,370 for the same period in 2019 (i.e., an increase of $47,621 in annual expenses during the period). In 2020 the Company experienced a net loss of $64,858, as compared with a net loss of $12,270 during the same period of 2019, all of which is reflective of the fact that immediately following the initial qualification of the Company’s offering in early 2019, the offering was disqualified for missing all of its subsequent required periodic maintenance filings for both 2019 and early 2020, all of which had to be made-up along with all of the ongoing 2020 periodic filings in order to have the offering re-qualified, which requalification occurred in March of 2021, following numerous post-qualification filings of the Company’s new counsel in 2020 and all of which were accompanied by new accounting statements from the Company’s new accountants and some of which were also accompanied by audits from the Company’s new, qualified, auditors, it was the combination of these professional fees and corresponding services that drove the vast increase in the Company’s professional fees for fiscal year 2020 as compared with that of fiscal year 2019, when Company failed to make almost any of its required offering-related filings.

Opening Night Ent. - Form 1-K Annual Rep. 2020	9

Liquidity and Capital Resources:

The earliest point in time that the Company could start to consider receiving income, would be once it had the ability to negotiate with and license to third party distributors. However, it has never been Company’s plan to rely on third party distributors to pay license fees to distribute the Series, because Company’s managers have sought to maintain:

(a) autonomy over production of the Series (i.e., over its eventual look, feel and content);

(b) the greatest possible range of distribution opportunities and partners; and

(c) the greatest scope of rights to exploit future stage and ancillary media productions based on each of the Musical properties and their underlying rights.

Accordingly, it has been the goal of the Company and its managers to treat the production of the Series itself as a loss-leader, which will build value and audiences for the Musicals, which the Company can then capitalize on in other forms of entertainment and media after the Series. Though the Company and its managers are taking the aforementioned long-view of internal asset development, upside preservation and long-term profitability, they are not foreclosed to the idea of realizing initial revenues at an earlier point in time. The earliest point in time that the Company presently conceives of potentially earning revenues is the late development stage. That point in time, would be prior to pre-production, but once the Company had locked-in all of its rights agreements with for the Musicals and with the Series’ so-called “key-man” attachments, such as celebrity and industry judges, director(s), talent agreements with key personnel, such as the Musical owners/creators, celebrity performers, and the like. At that point in time, the Managers would enter discussions with potential domestic market distributors of the Series where they would broach such topics as co-financing, co-production, licensing and potentially ad-revenue and subscriber-revenue sharing opportunities. While this eventuality would be more common in the former context, it is also potentially possible in the latter. The former (i.e., ad-revenue sharing) opportunity would inherit in the realm of ad-sponsored television, such as major network broadcast or basic cable.

While the Managers are open to various distribution opportunities, major network broadcast is a very attractive opportunity due to the massive audience base that it plays to. Because of their large viewer-base, nationally broadcasted programs have historically had the greatest ad-revenue and sponsorship opportunities, which they use, in part, to finance the television series’ they feature and run those ad-spots beside. However, because the Company plans on using the proceeds of this offering to finance 100% of the Series’ production, any associated ad-revenues for advertisements that ran alongside the Series, would essentially constitute 100% profit for the networks. It follows that, if the Series were ultimately distributed on an ad-sponsored network, then part of the negotiation would revolve around sharing of ad-revenues associated with distribution of the Series. Alternatively, if the Series was distributed on either an ad-sponsored or any other network or distribution channel, then part of the negotiation would be with respect to exclusivity and scope of rights of the distributor to distribute the Series and any measure of exclusivity may require the distributor’s payment of license fees to Company. Therefore, it is conceivable that the Company could begin earning some revenue as early as the late-development stage, or more likely, shortly thereafter, once the production began airing in its initial markets.

Until now, the Company’s developmental, and indeed all of its, operations have been entirely financed by the Managers. Those costs have continued to mount, primarily as the result of professional fees (attorneys, accountants and auditors) necessary to meet the ongoing U.S. federal securities law compliance measures required to qualify and maintain this offering. In addition to the professional fees and expenses associated with maintaining this offering and meeting federal securities regulations, the Company has also had to spend on legal and other professionals for purposes of drafting and negotiating the necessary contracts and plans to option, license and/or acquire the rights to the underlying Musical properties and to ensure the participation of key third parties in the Series, these costs are ongoing at present, though it is believed that much of the outside legal costs associated with at least the initial option of the Musical properties for use in the Series have been realized.

The primary events potentially affecting Company’s liquidity in 2021 will be the requalification of the offering, which the Company hopes and believes will lead to cash flow that will enable Company to move forward with production of the Series and generation of cashflow therefrom. Additionally, the continued closure of theaters throughout the United States due to the ongoing COVID-19 pandemic, has left theater enthusiasts without much, if any recourse to their chosen form of entertainment, which is a marketplace need that the Company believes it can begin to fill with the Series. Additionally, the Company believes it can capitalize on the ongoing unemployment of talented, even top performers, set designers, props and wardrobe artisans and the like who are normally employed on Broadway and elsewhere in the theater industry. Whereas many of these top industry professionals may not otherwise have been available to work on the Series, because of the ongoing pandemic and these professionals’ need to work, the Series may have the benefit of employing some of the best in the business, which would add further value and quality to the Series.

Opening Night Ent. - Form 1-K Annual Rep. 2020	10

The Company has not yet generated any revenue since inception to date and has sustained operating losses of $64,858 and $11,470 during the years ended December 31, 2020 and 2019, respectively. The Company had a working capital surplus of $4,523 and an accumulated deficit of $91,199 as of December 31, 2020 and a working capital deficit of $369 and an accumulated deficit of $26,341 as of December 31, 2019.

Fiscal Year ended December 31, 2020 Compared to Fiscal Year ended December 31, 2019

The following table sets forth information about our net cash flow for the years indicated:

	Years ended December 31,
	2020	2019
Net cash used in operating activities	(65,558)	(12,520)
Net cash provided by financing activities	69,750	12,575

Net cash flow used in operating activities was $65,558 for the year ended December 31, 2020, compared to $12,520 used in operating activities for the year ended December 31, 2019, an increase of $53,038. The increase in net cash flow used in operating activities was mainly due to the massive increase in professional expenses in connection with the requalification of this Offering, including the filing of numerous missed periodic filings for the year ended December 31, 2019.

Net cash flow provided by financing activities was $69,750 for the year ended December 31, 2020, compared to $12,575 used in financing activities for the year ended December 31, 2019, an increase of $57,175. The increase was due to massively increased contribution by members as necessary to cover the increase in professional expenses and fees in connection with the requalification and maintenance of this Offering as compared wit the year ended December 31, 2019.

Trend Information:

As a result of the COVID-19 coronavirus pandemic hitting the major commercial centers of the western live theater world, namely New York City and London, in late 2019 through the present, there have been myriad changes, mostly bad, but also some positive, to both the theater industry and to the televised entertainment industry.

The theater industry at large has experienced nothing but negative ramifications as a result of the COVID-19 pandemic. The entire western live theater industry has effectively been shut down for over a year, though some West End theatrical shows are set to begin reopening on May 17, 2021 with more set to reopen in the following weeks and months. However Broadway’s theaters still have no hard reopening date as of the writing of this filing, though in a March 25, 2021 announcement, New York City’s mayor, Bill de Blasio announced that Broadway would be able to reopen theaters in September 2021, though the dates and actual logistics of the reopening remain subject to various contingencies and there is no known plan yet in place to effect a definitive reopening by any date certain. Not only have the theaters themselves been forced to close their doors, robbing the theater owners of all potential revenues, but crowd restrictions and shelter-in-place restrictions have foreclosed any ability for production professionals to rehearse or train together in order to be ready for any eventual re-opening of the theaters. All of the foregoing has obviously been devastating for the theater world. Moreover, there is much speculation that when theaters are allowed to reopen, they will only be allowed to do so at limited capacity, which is untenable for almost any live theater production, which routinely rely on a certain minimum capacity at each show just in order to break even. With theater ticket prices already at all-time highs prior to the advent of the pandemic and far fewer people willing to travel to crowded theater centers like New York City and London because of the pandemic, the likelihood of live shows being able to risk a reopening in a socially-distanced environment that lacks the usual tourist traffic, is highly unlikely. However, it will also have built anticipation and eagerness among theatergoers to see and interact with the theatrical world again.

Opening Night Ent. - Form 1-K Annual Rep. 2020	11

Prior to the advent of the COVID-19 coronavirus pandemic, which hit New York City hardest and earliest among all major U.S. cities and which abruptly prompted a shutdown of all Broadway shows on March 12, 2020, and which, as of the date of this writing, is set to remain closed until at least May 30, 2021, the Broadway box office had been trending up for decades, in terms of not only grosses, but also in terms of attendance, with the past 3 seasons in particular breaking and remaining above the 13 Million people per year mark for the first time (see, statistics from The Broadway League, at https://www.broadwayleague.com/research/statistics-broadway-nyc/, last visited Sept. 15, 2017).  Prior to the shutdown, the shows on Broadway had been getting bigger, driving even larger box office grosses from quarter to quarter.  If this trend remained reversed, whether from pandemic-related causes or otherwise, during the period that the Company planned on exhibiting its Musicals, then that could potentially affect the projected revenues of those shows.  Although the Company believes that the effects of the 2019-2020 coronavirus pandemic will have long since subsided and perhaps a cure available for COVID-19 by the time the Musicals would be ready to undertake production of their live stage debuts on Broadway and/or elsewhere, it is still not certain what lingering effects, if any, the pandemic may have on tourism to New York City and/or other locations where the Musicals may ultimately look to premier, thereby potentially affecting long-term attendance and/or ticket prices for the live shows.

With the emergence of live television musical specials and a foray of theatrical releases of classic movie musicals, interest in musicals has never been higher. Despite the foregoing dampening of attendance to live shows on Broadway and elsewhere, the Company believes that enthusiasm for live stage and theatrical performances is higher than ever, with passions stoked, in part, by the long absence of the artform’s availability to the public, creating even greater appeal for the Series. As a result of these trends the financial benefits have unlimited potential for a positive material effect on the operation.

We are creating a new paradigm of how musicals are promoted, funding is raised and popularity is increased. Where creative individuals with an idea and a musical, can share that on the world stage. All while marketing their show to millions through television and other mediums. Additionally, the musical world plays a larger part in the mainstream culture; creating hundreds of new jobs for talented artists, directors, set designers, costume designers, choreographers, lighting and audio directors, technical staff, ticket sellers, etc., all working in tandem for the benefit of these six shows on stage and off; generating interest upon creatives to write musicals for others to enjoy and participate in.

Opening Night Ent. - Form 1-K Annual Rep. 2020	12

An unlikely scenario which could impact the planned business operations of the Company would be an immediate decaying of the public’s interest in watching competition-style reality television programming.  However, that does not seem likely given the ongoing success and proliferation of such series’ over the past decade (see, e.g., Comcast Spotlight Report, Trend Insights, ‘Is There Too Much TV, II: Unscripted Series’ Growing Popularity’ (2017), at http://www.comcastspotlight.com/sites/default/files/pdf/documents/Too_much_TV_vol2.pdf, last visited Sept. 15, 2017).

The Company’s business model is focused on two distinct segments of the entertainment industry, namely television and live theater.  However, even more specifically, the Company’s business focuses on unscripted competition programing and musical theater.  Aside from the recent pandemic and its effects on live theater throughout the world, both of these market niches have experienced continued growth in terms of value and viewership over the past several years and the Company’s Managers believe that now is a good time to be entering these marketplaces with a strong and unique product such as that of the Series and its accompanying Musicals.

The entire western live theater industry has effectively been shut down for months, with re-opening of the industry still somewhat uncertain the major theatrical centers of New York City and London are on opposite spectrums, with London’s West End theaters having reopened beginning in October of 2020 and New York’s Broadway theaters currently slated to remain closed until at least May 30, 2021.

On the television side of the entertainment industry, the production obstacles that had been created by the COVID-19 pandemic have begun to dissipate in the U.S., particularly in major production hub locations such as New York City and Atlanta Georgia, though less so in Los Angeles as of yet. .

Despite the foregoing, the COVID-19 pandemic has not all been bad news for the television industry. The shelter-in-place rules, combined with curfews, restrictions on crowd sizes and the closure of all bars, restaurants, movie theaters, sporting and other forms of live entertainment venues, not to mention the massive loss of jobs and income has forced entire populations throughout the world to be at home with their televisions and this has meant record-breaking viewership for televised programing of all types and formats. Not only has television viewership been way up throughout the pandemic, but TV content has been consumed at such a rapid rate, that people are on the hunt for new things to watch. As a result, there is increased demand for new content, such as the Series.

The Managers believe that because the re-opening and then repopulating of the theaters with ready-to-go productions will take so long and even when it does occur, there will likely be capacity and ticketing restrictions, leading to even higher prices, which will further drive down audience numbers and drive-up demand for theatrical content. Furthermore, the Managers believe that because so much of the theatrical world is centered around venues and performances in New York City and other major international city hubs, which were hit the hardest by the COVID-19 pandemic, and because people are so reluctant to travel by air as a result of the pandemic, even when the theaters do reopen, the audiences from across the globe may not be there to meet them. All of the foregoing supports the Managers’ view that there will be an larger than normal portion of the population coming out of the pandemic that will have an enhanced desire to engage with the type of theatrical entertainment offered by the Series and there will also be increased demand from distributors for fresh television content. These are obviously positives for the Company and for the ability of the Series to find meaningful distribution and reach wider, more engaged theater audiences.

As a result of the aforementioned circumstances in the live theater arena over the coming twelve months, the Series and the Company hope to capitalize on the desire of the public to engage with the world of live theater by presenting both the on-stage and behind-the-scenes/making-of aspects of the theater world while also using a staff of performers that is among the best in the world. There will undoubtedly be issues to navigate in the post-pandemic television production world, as many states have developed their own set of complicated and often costly COVID-19 production safety guidelines. However, we are already seeing motion picture and television production pick-up across the country and across the world as producers are finding cost-effective ways to create their programming. Production insurance is another question mark at the moment, though, even without a government-assisted underwritten cure-all, productions have been moving forward signing new standard coverage waivers related to coronavirus-related shutdowns and furloughs. In the insurance arena, unscripted series’ like Company’s Series should have a leg-up on their narrative competition, as it is less costly and problematic to get unscripted series participants to present themselves on-set and there is more opportunity to shoot in an organic manner with smaller units.

Opening Night Ent. - Form 1-K Annual Rep. 2020	13

In summary, although the pandemic and post-pandemic-era will present challenges for the Company, as it will for almost all businesses, there will also be opportunities for the Company to capitalize on that were not there before.

Item 3. Directors and Officers

Name	Position(s)	Age	Term of Office*	Approximate Hours per Week for Part- Time Employees***
Charles Jones II	Manager, CEO, Executive Producer (TV and Musicals)	66		Full-Time
Regina Dowling	Manager, Talent (TV), Executive Producer (TV and Musicals)	51		Full-Time during the initial investor roadshow and during production of any TV Series and Musical in which she is participating as a producer or talent
Senge Creates, Inc. (on behalf of Charles Senge)	Producer (TV), Director (TV)	66	**	Full-Time during any TV Series or Musical that he is directing, otherwise any employment would be sporadic in nature only, as an outside consultant.

* The Managers of the Company have been appointed by the founding Members and shall be confirmed by incoming Members by proxy votes to the extent necessary under the law.  The Managers’ terms are indefinite and subject to termination by a vote of the Managers or otherwise as permitted under the applicable law(s).  The other key employee positions held by the above-named personnel are held at the discretion of the Managers and are only effective with respect to the specific TV Series and/or Musical(s) to which they apply and therefore do not necessarily constitute fill-time employment or control over the Company.

** Charles Senge shall not be a managing member of the Company and his role in connection with the business of the Company shall be limited to his involvement with the first season of the TV Series and possibly the initial run of one of the Musicals and therefore does not necessarily constitute full time employment.  The CEO and/or Managers shall determine the employment parameters of Senge in accordance with industry standards.

*** Managers listed here should be regarded as directors of corporations for purposes of determining frequency of work schedules/duties associated with the position.

Charles Jones II: Charles is a television producer producing live shows and other productions via his wholly owned and controlled company, Charles Jones II Enterprises LLC, since 1997.  Charles’ main client throughout the period has been the Walt Disney Company in its live entertainment division.  In 2007 he was the managing producer of the Opening Ceremonies for the Tournament of the Roses Parade seen by millions internationally.  Formerly an entertainment reporter for PBS television, Charles served as a college music professor at Oklahoma City University, where he met the Company’s other Manager on the Opening Night team, namely, Regina Dowling.  Charles was a television producer at the NBC station in Oklahoma City during the 1995 Oklahoma City bombing.  During that time, Charles created innovative new television programming, including the only live television program for kids in America, TV Made From Scratch with a 16 year old as the show’s host.  Charles is the creator and will act as the executive producer for the Opening Night Series and he developed the business model for the Opening Night multi-media project.  In addition to being one of the Company’s Managers, Charles also serves as the Company’s CEO.

Opening Night Ent. - Form 1-K Annual Rep. 2020	14

Regina Dowling:  Regina earned a Bachelor’s degree in musical theater performance from Oklahoma City University and has performed in over 40 Musicals including leading roles in Elton John and Tim Rice’s Aida, She Loves Me, Will Rogers Follies, Carousel, Brownstone, South Pacific, Funny Thing Happened on the Way to the Forum, Into the Woods and Trouble in Tahiti. She has been seen on daytime soaps All My Children and Port Charles. Regina created and hosted two TV pilots Real Glamour with Regina Dowling and Adventures of the Pampered Pooch. A Lifestyle expert and beauty blogger, Regina created and hosted the popular site Glamour24-7.com where her expertise in living a glamorous life through giving back, appealed to a worldwide audience resulting in many loyal followers. Currently, Regina is the Vice President at the world renowned ArtCenter College of Design in Pasadena, CA where she has worked for over 10 years, previously as the Director of Educational Partnerships overseeing collaborations with major corporations and individuals who work on design projects with talented and creative students who attend ArtCenter from many different countries.

Charles Senge: Charles “Chase” Senge is currently the principal of the eponymously named SengeCreates, Inc.  Prior to starting his own company, Chase worked for 20 years as Senior Show Director for the Walt Disney Co., developing new shows and entertainment formats for their properties around the globe. His creative concepts and stage productions have been seen by millions of audience members throughout the United Sates, Asia, Europe and Latin America. In addition to directorial experience, Chase also has an extensive background in staging, choreography, lighting, scenery, costuming, and special effects.  Chase currently operates through SengeCreates, Inc. providing consulting services to help third party companies create original productions for theatrical, touring and televised special events.  Chase’s stage productions have been nominated for Broadway’s TONY Award and the NY Drama Desk Award, plus received the “Diamond Award of Excellence” for the Best Cruise Line Show, and the “Big E” award for Best Show from the international theme park industry (IAAPA). As a consultant, Chase’s theatrical and creative development expertise has been called upon to collaborate on new projects of numerous organizations, as well as to “ show doctor” existing productions. Chase has brought his unique creative approach to such clients as Broadway’s Nederlander Worldwide Entertainment, Universal Studios, Bally’s Casino Las Vegas, Macy’s Thanksgiving Day Parade, the Pasadena Tournament of Roses Parade, as well as Busch Entertainment Corp., Virgin Atlantic, IBM, the Rockefeller Group, and the noted creative think-tank Eureka Ranch.  Chase is the only creative consultant noted in the Guinness Book of World Records.

The Company is a new business and has not begun its operations in any format or under any alternative name.  Accordingly, there is no history of payments received by any of the Managers or executive officers in any capacity in association with the Company and all expenses incurred by or on behalf of the Company to date have been developmental expenses associated with the establishment and maintenance of the Company and of this Offering.

Company Management and Series-Related Compensation:

As explained in greater detail in ‘Potential Payments to Managers from Offering Proceeds’ below, the only executive officer or Manager that is to receive any compensation in connection with his or her role as an executive officer is Charles Jones II, whose salary as the Company’s CEO shall be contingent upon the Company’s securing a minimum of at least $2 Million in Offering proceeds.  Furthermore, the value of any such salary shall thereafter be determined in accordance with the total available operating capital, the ultimate number of hours worked by Mr. Jones in that capacity and the prevailing industry rates and standards of reasonableness for someone operating a similar company in Mr. Jones’ capacity.

Certain compensation streams available to one or more of the Managers, specifically those which would be deriving from the initial Investor Commitments, are described in ‘Series-Related Manager Compensation’ below.  Those streams of consideration apply to the tasks that the Managers will be undertaking with respect to the initial operations of the Company, including compensation paid to Manager Regina Dowling in connection with her preparation of and/or and participation in the Investor roadshow, if any, and also each of the Managers’ respective contributions as producers and talent for the Series, as applicable.

Potential Payments to Managers from Offering Proceeds:

If and when adequate Offering proceed funds become available (estimated at $2 Million) to both operate the business as planned and also pay the Managers for their operation of the Company’s day-to-day business, then Manager Charles Jones II Enterprises, LLC shall become entitled (on behalf of Charles Jones II) to receive a reasonable salary, commensurate with the time actually spent working for the Company and with industry standards and contingent on the total amount of Offering proceeds ultimately received by the Company, in exchange for its services running the day-to-day operations of the Company.

Opening Night Ent. - Form 1-K Annual Rep. 2020	15

In exchange for their time and services in coordinating and leading the proposed investor roadshow/initial live partial exhibitions of the Musicals to potential investors in various U.S. cities, if any such roadshows shall occur, following the success of the initial raise of funds hereunder, Manager Regina Dowling will be entitled to receive a sum equal to approximately $100,000.

As compensation for their respective services on both the Series and the Musicals, each of the Managers shall be entitled to reasonable compensation in their respective roles as producers and/or talent on each of the Series and one or more of the Musicals.  The specific sums allocable for such services would be in-line with or below industry standards and would be paid from the line-items set-asides listed in the foregoing tables immediately above.

Series-Related Manager Compensation:

In consideration for their future services as executive producers and/or talent on the Series when it goes into production the Company’s Managers will be paid reasonable salaries.  The Series’ intended executive producer, series creator, talent and other standard television series line item fees applicable to the Managers are in-line with analogous line items on similarly situated unscripted competition television series’ of the size of the Series.  While the specific amounts due to each of the individual Managers acting as executive producers, producers, talent, etc. with respect to the Series have not been determined, the specific line items for all Series talent and producers have been determined as is set forth in the ‘TV Production Budget Worksheet’ immediately below.

TV Production Budget Worksheet
Name of Program	OPENING NIGHT – TELEVISION SERIES
Number of TV Episodes & duration	PILOT AND THEN 12 EPISODES – 1 HOUR IN LENGTH
Previous Funding
Development	$ 2,500	$ 2,500
Production	$ 2,500	$ 2,500

TV DEVELOPMENT / SCRIPT
Concept & Rights (All rights owned by Production Company)	$ 0.00
Research – Musical Selection Committee	$ 20,000.00
Story / Script / Writers Fees	$ 5,000.00
Other (specify) REALITY PROGRAM DEVELOPMENT	$0.00
Development Subtotal		$25,000.00

TV PRODUCTION (PER EPISODE)
Producer Fees (total incl. EP)		$100,000.00
Director Fees (total)		$40,000.00
Presenters / Actors / Talent (UNION)		$145,000.00
Production Staff & Crew (UNION)		$100,000.00
Studio / Locations		$100,000.00
Lighting and Sound design and operation		$75,000.00
Wardrobe / Make-Up / Art Department		$25,000.00
Travel/Accommodations/Living		$75,000.00
Production Office / Admin		$25,000.00
Scenery and Costume Design and Creation		$75,000.00
Production Subtotal		$ 760,000.00

Opening Night Ent. - Form 1-K Annual Rep. 2020	16

*       We have entered into service agreements with JumpStart Securities, LLC, a member of FINRA, to provide subscription and administrative services for the offering. JumpStart Securities, LLC is not an underwriter and will not be paid selling commissions or underwriting fees, but will be paid service fees equal to One and 95/100 Percent (1.95%) of the Units sold in connection with this Offering.

TV POST PRODUCTION (PER EPISODE)
Music & Copyright	$50,000
Library Footage & Copyright	$10,000
Film / Tape Stock	$10,000
Picture Post Production	$20,000
Audio Post Production	$20,000
Titles/Graphics	$10,000
Post Production Labor	$50,000
TV Post Production Cont.
Other (specify) $
Post Production Subtotal	$ 170,000

TV MARKETING & ADMINISTRATION
Marketing / Delivery	$20,000
Administration / Overheads	$50,000
Legal	$10,000
Insurance	$10,000
Sundry (e.g. finance, ACC etc.)	$10,000
TV PILOT – 5 City Promotional Concerts with the Musicals	$715,000
Marketing/Admin AND Promotional Tour Subtotal Costs	$ 815,000

Total Above The Line (Per Episode)	$ 320,000

Total Below The Line (Per Episode)	$ 725,000
Contingency (Per Episode)	$ 100,000
Production Company Overhead (Per Episode)	$ 100,000

SUBTOTAL COST PER EPISODE = $1,245,000 TOTAL FOR 13 EPISODES	$ 16,185,000

TOTAL TELEVISION PRODUCTION BUDGET (INCLUDING 13 EPISODES, 5 CITY PROMOTIONAL CONCERT TOUR AND MARKETING AND ADMINISTRATION)	$17,000.000

The Series producer fees total $100,000 per episode (for each of the 13 season 1 episodes) and it is anticipated that Manager Charles Jones II will be acting as the Series’ executive producer and that Manager Regina Dowling will be acting as a producer on the Series along with another producer who will be acting as celebrity on-air talent.  What is not known is how many or what other producers the Series will ultimately add, which would further divide the pot attributable to that line item.  Similarly, Regina Dowling will be receiving a fee as talent participating in the Series and there is currently a presenter/actor/talent line item scaled to union rates and equal to $72,500 per episode for each of the 13 season 1 episodes of the Series, however, what and how many other individuals will be compensated from that pool of funds is not currently known.  Despite the gaps in knowledge, it is anticipated that each of the Managers will receive Series-related compensation in excess of $50,000 per person for their contributions to the Series as producers and on-camera talent during season 1 of the Series.  Similarly, were the necessary production financing to eventuate in time to film the entire series during the Company’s first fiscal year, then the Series’ director and 1% equity-interest holder, Charles Senge, would receive compensation for his services as the Series’ director, which such compensation would be in the amount of $40,000 per episode for each of the 13 episodes of season 1 of the Series.

Opening Night Ent. - Form 1-K Annual Rep. 2020	17

Necessary Definitions:

For purposes of interpreting the schedule of Musical distributions set forth in the subsection immediately below, the following terms shall have the following meanings:

GROSS RECEIPTS

“Gross Receipts” shall be deemed to mean all sums derived by and belonging to the Company from any and all sources (but not including Membership Commitments or Loans) including, without limitation, (i) from its stage presentations of each Musical, including the Series, and inclusive of ancillary income such as merchandise and commercial use products, (ii) from the disposition or exploitation of any of its rights in each Musical, including subsidiary rights, tours, films and other derivatives or (iii) from the disposition of its physical assets acquired with funds of the Company, and the return of any bonds or other recoverable items, and (iv) interest, if any, on the aforesaid sums.

LOANS

“Loans” shall mean any loan, promissory note, sponsorship, or other secured financing received by the Company or any subsidiary thereof for the purpose of providing part or all of the necessary capital necessary to undertake one or more Musicals or the Series or otherwise carry out Company’s business operations.

ORIGINAL CAPITAL

“Original Capital” shall mean the actual capital raised by the Company and or any of its subsidiaries, if any are formed, to produce and/or exploit one or more of the Musicals. Original Capital may include, without limitation, Loans, Commitments and other Company revenue, income and proceeds.

OTHER EXPENSES

“Other Expenses” shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to as Running Expenses (as defined below) or Production Expenses (as defined below), incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims or settlements of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Members or Managers). There shall be no “Other Expenses” incurred which are not reasonable and directly related to and necessary for the formation of the Company or the operation of the business of the Company.

PRODUCTION EXPENSES

“Production Expenses” shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company directly in connection with any production of the television series and musicals selected from the series, to continue beyond the television series, including without limitation, fees, advances and/or other compensation of the writers of the Musicals or their directors, choreographers, designers, orchestrators, casts, general managers, company managers, business managers, theater party representatives, production assistants and production secretaries (none of which parties before referred to need render its services exclusively in connection with each Musical); cost of the sets, costumes, curtains, drapes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managers, legal and auditing expenses, advance publicity, theater costs and expenses, preliminary advertising, post-opening advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Members or Managers; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses usually included in the term “Production Expenses.” There shall be no “Production Expenses” incurred which are not reasonable or which do not appear as a budgetary item of the final budget for the applicable production of each Musical presented by the Company.

RUNNING EXPENSES

“Running Expenses” shall be deemed to mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of any production of the Musicals presented by the Company or their subsidiaries, including, without limitation, percentage royalties payable to the owners, authors, directors, choreographers and/or to the Managers as a royalty; salaries and other compensation of cast, designers, stage managers, general managers, company managers, business managers, theater party representatives, production associates, production assistants, production secretaries (none of which parties before referred to need render its services exclusively in connection with each Musical), production supervisors and stage hands; theater costs and expenses, theater rentals, transportation charges, office facilities, insurance, legal and auditing expenses, advertising, publicity and promotion expenses (including the right to engage an advertising agency at the usual commission and to contract for additional payments for merchandising, exploitation, sales promotion and publicity), commissions paid to theater party agents, brokers, telephone sales and credit card  companies, Ticketmaster and similar types of organizations, rentals of equipment, lighting, props and other articles from parties (including the Managers or Members of each Company subsidiary or the Company), miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the individual Members or Managers, and any and all other expenses usually included in the term “Running Expenses.” The term “Running Expenses” shall also include any portion of the gross weekly box office receipts or Gross Receipts generated by each Musical payable to any person or firm rendering or furnishing services or materials or granting rights to be used by the Company in or in connection with the production or presentation of each Musical or the exploitation of any of the rights therein.

Opening Night Ent. - Form 1-K Annual Rep. 2020	18

Musical-Related Compensation of Managers:

The Managers, likely in conjunction with other third parties, are going to be the producers of each Musical. For the Production and for services rendered in the development of each Musical, the Managers, in the aggregate, will be entitled to receive, for their own account and not shared with the Members, the following producer compensation for their producing services on each Musical: An executive producer fee of $50,000 (per Musical production, to be shared by all such producers of a given Musical), a producer’s management royalty of up to three (3%) percent of GWBOR (or weekly operating profits equivalent), collectively, and a weekly producer’s office fee of not more than $1,500, collectively, for any given week (regardless of how many shows are currently playing) but they may be prorated down if less than 8 shows are performed in a given week, to be shared among all of a Musical’s producers including any Managers who are producers.  For the avoidance of doubt, the 3% GWBOR producer’s management royalty shall be shared by all producers of a given Musical and 1 of those 3 points are typically reserved for large investors and/or fundraisers of the Musical (i.e. only 2 of the 3 total producer GWBOR points will be paid to/shared by each of a given Musical’s producers including any Managers who are producers).  As is industry custom in the live stage performance industry, the producers of the Musicals (which may include one or more Managers) may receive a producer royalty (which may be a share of gross weekly box office receipts, or per gross weekly box office percentage point royalty pool equivalent) and other customary payments in connection with Subsequent Productions, in accordance with theater industry custom.

As discussed in Item 1: BUSINESS above generally, the primary income stream that the Managers anticipate initially is the combined box office and ancillary income streams flowing from exploitation of each of the Musicals.  However, that does not mean that the Series will necessarily be a loss leader for the Musicals or for the Company.  The Series may well end up generating revenues from ad-sharing deals with its distributors, from licensing deals with foreign distributors and domestic syndicators, from merchandising deals arising from the Series itself and ultimately from the Series’ library value.  However, because the Managers’ primary focus will be on using the Series as a publicity generator for the Musicals, it is appropriate to provide an explanation of the distributions emanating from the exploitation of each Musical and how those will be divided once they flow back to the Company.

If and so long as any amounts are payable to the Investor Members pursuant to the schedule and terms set forth immediately below, the Company shall seek to pay such amounts within sixty (60) days after the end of each calendar quarter with respect to any amounts payable for such quarter; provided, that the Company shall seek to make the first such payment on the date twelve (12) weeks following the first paid public performance of each Musical hereunder, if any such amounts are payable at such time; and provided further, that commencing with the first calendar year following the year in which the last performance of each Musical has been presented, the Company shall seek to make such payments within sixty (60) days after the end of such calendar year.  In general, distributions from Gross Receipts actually received by the Company (from all sources) shall be made in accordance with the following order of priority:

1.          First, to the payment of the Running Expenses and Other Expenses.  Running Expenses, as described herein shall include a Musical’s standard gross corridor participations1, which are typically payable to a limited range of key personnel, including the writer(s) of the Musical’s book, the Musical’s director, et. al.  In a gross corridor format, the total weekly gross from a musical that end up being allocable to such participants is in the range of 11.5% - % to 18%.  The producer’s management royalty (as described above) is 3% of the total 11.5% - 18% total gross corridor and, as also explained above, the producer’s share is usually 2 of the 3 percentage points and those 2% are shared among all of the Musical’s producers including any Managers who are producers.

1 The production company ultimately responsible for producing each version of each Musical will ultimately determine what type of standard prevailing live theater revenue participation formulae it will apply on a production-by-production basis.  The gross participation formula assumed here is one such format, the total gross receipts allocable to gross profit participants, of which is typically in the range of 12% to 18% of weekly gross receipts.  An alternative common formula for allocating a live stage production’s receipts is a “pool” format.  The Company will not know which formulae shall be used with respect to a given Musical production until such time as the Musicals and their actual final producers are determined.

Opening Night Ent. - Form 1-K Annual Rep. 2020	19

2.          Second, to satisfy any liens and to repay any loans, if any, including interest charges and fees thereon, assumed by the Company in connection with the operation of its business, including, without limitation any preferred returns thereon.

3.          Third, to the establishment of a cash reserve (distributable cash held back, or accumulated) in an amount determined by the Managers in their sole reasonable discretion from time to time, for anticipated debts, liabilities, expenses and working capital.

4.          Gross Receipts remaining after the deductions set forth in subsections 1, 2 and 3 immediately above shall be characterized as “Net Cash Flow”.  Net Cash Flow shall be distributed to each Investor Member in the same proportion as his Commitment bears to the aggregate amounts raised from all Investor Members, until such time as each Investor Member has recouped 100% of his Commitment (“Recoupment”).

5.          Next, following Recoupment by all Investor Members, remaining and all subsequent Net Cash Flow, if any, shall be deemed “Net Profits” and shall be distributed as follows:

a.	The Managers may allocate Net Profits “off the top” to third parties in reasonable and customary arms-length transactions in consideration of services provided or rights contributed to the Musicals or any other production(s) as contemplated herein (these shall generally be in the form of Deferrals [as defined in the OPERATING AGREEMENT – EXHIBIT1A-2B – Article I (GLOSSARY) at “Deferments or Deferrals” and “Producer and Professional Deferrals or PPDs”]). There shall be no other distribution of Net Profits prior to their characterization as Adjusted Net Profits as defined immediately below.

b.	The remainder of such Net Profits, if any, shall be deemed “Adjusted Net Profits” of the Company, and shall be applied as follows:

i.	INVESTOR MEMBER’S NET PROFITS: An amount equal to 50% of Adjusted Net Profits shall be divided among the Investor Members of the Company, with each such Investor Member receiving that portion thereof as its Commitment bears to the amounts raised in the aggregate from all Investor Members; and

ii.	MANAGERS’ NET PROFITS: An amount equal to 50% of the Adjusted Net Profits shall be paid to the Managers of the Company. The Managers shall have the right to allocate Manager’s Net Profits to themselves or any third parties in their sole discretion.

Company Owner Revenues Available to Managers:

In addition to those incomes potentially available to one or more of the Managers, as described in this Item 3 above, the Managers shall also be entitled to receive a share of Company Net Profits (as defined in Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’, thereof), if any, remaining after all expenses and any Investor Recoupments have been paid and future operating costs and contingency reserves have been set-aside.  Distributions of Company Gross Receipts including distributions of Company Net Profits paid to Managers, shall be made in accordance with the descriptions provided in Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’ thereof.

Opening Night Ent. - Form 1-K Annual Rep. 2020	20

In addition to consideration for each of the foregoing services of the Managers, the Managers and/or any person, partnership, corporation or other entity in which the Managers are in any way interested may provide other services to the Company with all monies received to belong solely to the Manager furnishing such equipment for its sole benefit and account.

Potential Use of Proceeds to Discharge Company Debts:

To date, one or more of the Managers has personally provided the necessary start-up financing out-of-pocket, including the funds used to set-up the Company and finance the legal and other services provided in association with this Offering.  In the event that at least $2 Million in Offering proceeds is raised, then Managers shall have the right to recoup actual start-up expense outlays without interest up to a ceiling of One Hundred Thousand Dollars U.S. ($100,000.00) upon reasonable proof of payment of such sums to third parties.  Without limiting the foregoing, to date the Managers estimate that they have incurred less than $40,000 in personal expenses associated with this initial Offering and establishment and proposed operations of the Company, however, those costs are not necessarily final yet and they include or may ultimately end up including, among other things, legal fees, state and other administrative filing fees, accounting, printing, advertising, travel, marketing, blue sky or other state-level compliance and other expenses.  Additional such personal expenses of the Managers have been and/or would be used to cover such other start-up expenses as: Legal expenses associated with drafting and negotiating of necessary performer agreements and rights option agreements, Company set-up fees and expenses, broker dealer retainers and the like.  Furthermore, all such expenses to date have been incurred solely by Charles Jones II Enterprises LLC and all such future start-up expenses would also likely be borne by Manager Charles Jones II Enterprises, LLC.  However, the Managers also realize that this Offering may need to be supplemented by further outlays of personal Manager funds in the event that subsequent offerings or rounds need to be undertaken and/or in order to undertake the creation of certain supplemental Offering devices, such as creation and maintenance of one or more websites, social media accounts and the like, which may need to eventuate prior to securing of the Offering’s initial capital raise or closing.

The Company reserves the right to alter the use of Offering proceeds as stated herein based on the ongoing needs of the business of the Company, the amount of capital raised and based on any unforeseen circumstances arising subsequent to the closing of this Offering. Any reallocation of the estimated use of proceeds shall be undertaken at the Managers’ sole reasonable discretion in accordance with the perceived best interests of the Company.

Item 4. Security Ownership of Management and Certain Securityholders

This Offering is being made available to outside private investors.  Under this Offering, up to Fifty Percent (50%) of the Company’s total non-voting interests (i.e. income interests) are being sold.  None of the securities being offered for sale under this Offering shall be voting interests and the Company shall remain controlled 100% by its Managers following the completion of this Offering.

Name of Unitholder	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Charles Jones II	Manager	50% Voting Interest	N/A	50%
Regina Dowling	Manager	50% Voting Interest	N/A	50%

* The Mailing address for each such beneficial owner named above shall be as follows: c/o Ryan J. Lewis, Esq., 207 W. 25th Street, 6th Floor, New York, NY 10001

Opening Night Ent. - Form 1-K Annual Rep. 2020	21

Name of Unitholder	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Charles Jones II	Member	49.5% Non-Voting Units	N/A	49.5%
Regina Dowling	Member	49.5% Non-Voting Units	N/A	49.5%
Senge Creates, Inc. (on behalf of Charles Senge)	Member	1%	N/A	1%

Item 5. Interest of Management and Others in Certain Transactions

The majority of the information sought in this Item 5, specifically that which pertains to amounts and sources of contingent and non-contingent revenue streams and other forms of consideration which are or may become payable to the Company’s Managers, directors, executive officers, their nominees and other affiliates, can be found above in this Form 1-K’s responses to Item 3: DIRECTORS AND OFFICERS. Furthermore, it should be noted that the Company is still pre-capitalization and pre-revenue and therefore, to date, no sums have been paid to any of the Company’s Managers, their immediate families or other affiliates by or on behalf of the Company.

Contingent Manager Compensation and Reimbursements which may Eventuate in this Fiscal Year:

As of the date of this Offering, the Company is a new business that has been in operation for approximately one year, has no physical or other assets or debts other than certain rights in and to the underlying Musicals, which the Company has recently secured.  It is highly unlikely that in the current fiscal year, the Company will earn returns from any of the Musicals, because the Musicals would have to be created and their development and production would need to be filmed for television prior to the production of said Musicals for the live stage.  This is significant because the Company’s two Managers will be entitled to certain salaries associated with their work as producers of the Musicals as well as to certain receipts from exploitation of those Musicals (see Item 3: DIRECTORS AND OFFICERS, at ‘Musical-Related Compensation of Managers’ above).

In the current fiscal year, the Managers have been and will continue to provide various managerial, executive and other specialized support in connection with the continued maintenance of the Company and this Offering, development of the Series and fundraising, including a potential investor roadshow, continued negotiations with distributors, producers, cast and crew for the Series and ultimately, when enough financing has been raised, production of the Series. While it is unlikely that production of the Series will begin in 2021 or that the Managers will become entitled to receive any corresponding payments in connection with their services as producers and/or talent on the Series, Company is hopeful that it will be able to raise the necessary minimum amount of financing in this (2021) fiscal year as will be required to reimburse the Managers for their actual, verifiable, out-of-pocket costs and expended on behalf of the Company in connection with necessary developmental operations, such as professional payments to lawyers, accountants and others in connection with the establishment and maintenance of the Company and this Offering, securing of the rights in and to the Musical and the like. The Managers presently contemplate undertaking such repayment in whole or in part once the Company has secured approximately USD $2,000,000 in Offering proceeds and other financing. However, the aggregate reimbursable sums are presently capped at $100,000 and the Managers presently estimate that the total reimbursable expenses amount to approximately USD $40,000 in the aggregate (see Item 3: DIRECTORS AND OFFICERS, at ‘Potential Use of Proceeds to Discharge Company Debts’ above).

In addition to the reimbursement of Manager out-of-pocket payments, upon securing a certain necessary minimum operating cashflow, currently estimated at approximately USD $2,000,000, Company Manager Charles Jones II shall likewise be entitled to begin receiving a reasonable salary in connection with his management of the Company (see Item 3: DIRECTORS AND OFFICERS, at ‘Company Management and Series-Related Compensation’ above).

Opening Night Ent. - Form 1-K Annual Rep. 2020	22

Potential Investor Roadshow Performance Compensation:

In addition to the reimbursement of Manager out-of-pocket payments and payment of Manager Charles Jones II’s reasonable CEO salary, upon securing a certain necessary minimum operating cashflow, currently estimated at approximately USD $2,000,000, Company Manager Regina Dowling will become entitled to receive a salary commensurate with her work managing the Company and with services she will provide in connection with spearheading the Offering’s investor roadshow, if any, which such combined salary is presently estimated to be valued at approximately USD $100,000 (see Item 3: DIRECTORS AND OFFICERS, at ‘Potential Payments to Managers from Offering Proceeds’ above). Upon securing of certain initial financing, one of the first objectives of the Company shall be to expand the reach of this Offering and awareness of the project by putting on an investor U.S. roadshow which would bring portions of several Musical live performances to a handful of select U.S. cities.  Company Manager, Regina Dowling, would be presenting and accompanying the roadshow alongside a yet-to-be-determined theater industry celebrity each of whom would work with the performers and troupes in preparation and presentation of those performances.  It is contemplated that for their services and time, Manager Regina Dowling would be compensated at a rate of $100,000 for her investor roadshow-related services and any other Company management-related services she may be providing during the same period of time.

Exact values of the Managers’ respective salaries are not presently known and will be contingent on variables such as, but not limited to, the total amount of financing raised, the total amount of work performed by each Manager, market rates for similar services, provided by similarly situated professionals in connection with similarly capitalized startup ventures in the entertainment industry, and the like.

Without limitation to the foregoing, the aforementioned forms of potential Manager compensation that may eventuate in fiscal year 2021, inclusive of Manager reimbursements, would likely exceed the lesser of USD $120,000 and 1% of Company’s assets at the time of payment.

No Series-Related Manager Compensation Likely to Occur in this Fiscal Year:

While it is unlikely that any Manager compensation or payments will be made in connection with the production or exploitation of the Series in the current fiscal year (nor have any been made in any of the two prior fiscal years), if any such Series-related payments were to become available, the Managers would also stand to be paid for their roles as executive producers and/or talent on the Series when it goes into production (see, Item 3: DIRECTORS AND OFFICERS, at ‘Series-Related Manager Compensation’ above).  The Series’ intended executive producer, series creator, talent and other standard television series line item fees applicable to the Managers are in-line with analogous line items on similarly situated unscripted competition television series’ of the size of the Series.  While the specific amounts due to each of the individual Managers who will be acting as executive producer, producers, talent, etc. in relation to the Series have not been determined, the specific line items for all Series talent and producers have been determined (see, Item 3: DIRECTORS AND OFFICERS, at ‘Series-Related Manager Compensation’ above).

The aggregate producer fees (i.e., for all producers and executive producers) total $100,000 per episode (for each of the 13 season 1 episodes) and it is anticipated that Manager Charles Jones II will be acting as the Series’ executive producer and that Manager Regina Dowling will be acting as a producer on the Series.  What is not known is how many or what other producers the Series will ultimately add, which would further divide the pot attributable to that line item.  Similarly, Regina Dowling will be receiving a fee as talent participating in the Series and there is currently a presenter/actor/talent line item scaled to union rates and equal to $145,000 per episode for each of the 13 season 1 episodes of the Series, however, what and how many other individuals will be compensated from that pool of funds is not currently known.  Despite the gaps in knowledge, it is anticipated that each of the Managers will receive Series-related compensation in excess of $50,000 per person for their contributions to the Series as producers and on-camera talent during season 1 of the Series.  Similarly, were the necessary production financing to eventuate in time to film the entire series during the Company’s first fiscal year, then the Series’ director and 1% equity-interest holder, Charles Senge, would receive compensation for his services as the Series’ director, which such compensation would be in the amount of $40,000 per episode for each of the 13 episodes of season 1 of the Series.

Opening Night Ent. - Form 1-K Annual Rep. 2020	23

No Company Net Profit Participations for Managers Likely to Eventuate in this Fiscal Year:

In addition to the foregoing, the Company’s Managers are also entitled to receive fifty percent (50%) of the Company Net Profits (see, Item 3: DIRECTORS AND OFFICERS at ‘Company Owner Revenues Available to Managers’ above).  However, the only potential current fiscal year incomes that the Company might possibly experience would come from a sale or license of the proposed Series rights to a network or other distributor.  It is highly unlikely that the sale or license of the proposed television show rights would result in any Company Net Profits for the Company’s Managers.  This is because, among other things, all of the Company Gross Profits would likely be needed to finance the remaining operations of the Company, namely the production and presentation of the Musicals.  Furthermore, the structure of the recoupment waterfall for the Company’s Investors is such that the Investors are entitled to recoup their capital Commitments out of 100% of the Company Net Cash Flow prior to determination or distribution of any Company Net Profits (see, Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’, thereof), and if the Company achieves its target minimum of $20 Million in initial, pre-Musical production operating costs and the majority of those initial operating costs are comprised of Commitments raised under this Offering, then there is essentially no chance that the potential television earnings of the Company for this fiscal year would eclipse both the full $50 Million projected operating costs of the Company’s business, accordingly, there would be no Company Net Profits available to pay to the Company’s Managers.

No Third Party Intended Beneficiaries:

No expert named in this Form K-1 or in this Offering’s (Form 1-A) offering statement as having prepared or certified any part of this Form K-1 or this Offering’s (Form 1-A) offering statement, was employed for such a purpose on a contingent basis.  Nor was any such person or entity, either at the time of such preparation or certification or at any time thereafter, a holder of any material interest in either the Company or any of its parents or subsidiaries, nor was any such person or entity ever connected with the Company or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 6. Other Information

Other Events:

As with most of the world’s businesses, the Company’s operations will feel the effects of the advent of the late 2019 – 2020(21) coronavirus outbreak and pandemic known as “COVID-19” and its impending decline in the wake of vaccinations and natural immunizations. Unlike most companies across most industries, which have experienced predominantly negative COVID-19 pandemic effects, the Company believes that, upon securing its initial operating financing in mid-2021 - 2022, it will be able to benefit from certain effects of the pandemic on other areas of the entertainment industry, including the pandemic’s impact on the live theater industry, the true return of which, particularly in the United States, is still in question.

Broadway is officially shut down until at least September 2021, when it may start to trickle back if productions can manage to remain in business in light of likely theater capacity restrictions, massively decreased tourist populations and increased ticket prices. Moreover, there is no known date to reopen the bulk of the country’s major live stage performance theaters. This shutdown and ongoing uncertainty leaves lovers theater with almost nowhere to turn to engage with that world. Even when the major theaters in New York City and elsewhere throughout the country reopen, because of the nature of live theater performances, performances may not be ready to get underway immediately. A lag may well be built-in between the time the theaters are announced to reopen and the time that Broadway-level performances are actually able to open their curtains to the public, as live performances, unlike filmed entertainment, require months of rehearsals and learning before they are ready to be presented to audiences. Additionally, unlike professional sports teams, which have teams that fans can go see in nearby cities and states throughout the country, in order to see the very best of theater, one must travel to one of the handful of theatrical epicenters around the world, most typically New York City or London. Where the pandemic has created panic around the idea of air-travel, and major cities including New York City have been vilified as ground-zero for the COVID-19 virus’ spread across the United States, it is unlikely that people will be traveling in droves to see Broadway shows anytime in the near future, even after the theaters are reopened.

Opening Night Ent. - Form 1-K Annual Rep. 2020	24

With the industry’s best stage performers having been out of work for over a year already, the Series could potentially capitalize by securing some of the best live theater performers in the world to perform on the small-screen, thus greatly enhancing the Series’ prestige, while simultaneously increasing its quality.

Whereas the masses have been stuck at home without the majority of their live entertainment and crowd entertainment (such as movie theaters) options and without greatly diminished ability or appetite to travel for over one year, the amount of televised content that the world has consumed has skyrocketed since the advent of the pandemic. Additionally, because of governmental and union restrictions placed on television, film and other forms of audiovisual content production throughout the course of the pandemic, there is now a dearth of original content available to repopulate people’s overworked screens. Accordingly, the Company believes that now is an optimal time to be producing and selling new content, particularly new content engaging the world of theater and which features known faces and names from the world of theater, as the Series plans to. The Series and the Company hope to capitalize on the desire of the public to engage with the world of live theater by presenting both the on-stage and behind-the-scenes/making-of aspects of the theater world.

There will undoubtedly be issues to navigate in the post-pandemic television production world, as each state has been developing its own set of complicated and often costly COVID-19 production safety guidelines, however, we have already seen productions pick-up across the country, with production centers such as New York City poised for explosive growth in number and size of productions thanks to massive strides in production facility infrastructure made during the pandemic and pent-up demand for said facilities outstripping even the enhanced supply. Production insurance is another question mark at the moment, even without a government-assisted underwritten cure-all, productions have been moving forward signing new standard coverage waivers related to coronavirus-related shutdowns and furloughs. In the insurance arena, unscripted series’ like that of the Series should have a leg-up on their narrative competition, as it is less costly and problematic to get unscripted series participants to present themselves on-set and there is more opportunity to shoot in an organic manner with smaller units.

In summary, although the pandemic and post-pandemic-era will present challenges for the Company, as it will for most businesses, there will also be new opportunities for the Company to capitalize on.

Fundamental Changes:

The Company’s plan of operations is to create an unscripted competition television series, which pits the creators and production teams of the four different Musicals against one another to produce the best version of each respective Musical (see, Company’s Form 1-A filing(s) in Item 1: SUMMARY OF THE OFFERING at ‘Business of the Company’ and also in Item 7: DESCRIPTION OF BUSINESS at ‘Purpose’, thereof). Additionally, the Company had planned on reserving certain ancillary rights in connection with each of the Musicals, so as to broaden the potential scope of the Company’s ability to recoup off of its investment into the Musicals’ productions, which effectively constitute a plan to introduce each of the Musicals and their creators to the public at large via the Series, while also creating a brand, marketing and a built-in audience for each of the Musicals. Accordingly, the Company’s plan of operations requires that it secure broad-reaching option and purchase agreements (the “Option Agreements”) with the owners of all four Musicals, such that under the Option Agreements the Company has exclusive rights to develop and produce each such Musical: (a) in connection with an unscripted television series, (b) as a live stage production, at least for some substantive period of time, (c) as a scripted motion picture; (d) as a scripted series or one-off limited series or special for television; (e) to exploit the underlying rights in and to each such Musical in connection with merchandise and other forms of customary monetization of intellectual property rights.

Given the foregoing and the fact that none of the Company’s proposed business operations could not effectively be carried out without first securing the aforementioned broad-reaching rights agreements with each of the Musicals’ creators, these Option Agreements may be considered material definitive agreements for the Company as their non-existence could reasonably be expected to result in a fundamental change to the proposed nature of the business and plan of operations. There are two interconnected agreements for each of the four Musicals, consisting of one agreement that governs the option and purchase terms with respect to the uses of the Musicals and their underlying rights in connection with the Series and thereafter in connection with various common ancillary audiovisual media formats, including but not necessarily limited to motion picture rights, scripted television series rights, new media (e.g., non-linear short format scripted series’ made for exhibition via Internet-enabled or other digitally connected devices now known or hereafter devised). For each of the major media formats specifically or generally contemplated by the audiovisual rights agreement, there are a set of standardized and customarily reasonable purchase prices and terms for production and exploitation of the Musical’s underlying rights in that format. In addition to the audiovisual media rights agreements, and operating in conjunction therewith, is a separate live stage rights option agreement, which was designed to present a standardized set of rights that would be acceptable to the Dramatists Guild and its Approved Production Contract for Musicals, so as to ensure as little potential friction as possible in the future in connection with having each Musical produced by the Company and its subsidiaries for the live stage at the highest levels.

Opening Night Ent. - Form 1-K Annual Rep. 2020	25

Each of the two agreements, the audiovisual rights agreement initially, creates a series of options tied to different time periods and events (see Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, above), such as raising capital for the Company, the production of the Series, the distribution of the Series, and the like, each of which such events triggers activation of a different set of options and/or rights held by the Company. If the options are not activated in accordance with the various option terms, the corresponding exclusive rights with respect to the Musicals and their underlying rights terminate and revert in their entirety to the original owners. However, if a “purchase” is effected for a given Musical, then various rights and additional (live stage) options are vested in the Company, which can exploit some of those rights exclusively in perpetuity, while others it has exclusive rights to exploit only for limited periods of time, in accordance with the terms of the given option. The various sets of exclusive rights and substantive options are designed to provide the Company with as many avenues as possible to recoup and profit from the investment in the Musicals via the production and distribution of the Series and the publicity it generates for the Musicals. The option purchase prices and terms are also designed to ensure that the owners of the Musicals are properly compensated for each and every potential use and exploitation of the underlying rights of said Musical.

If option terms are not met prior to the expiration of the corresponding option, then the corresponding rights revert to the Musical owners/creators and if the option terms for the initial, primary option (i.e., that corresponding with the timely financing, creation and distribution of the Series, are not timely activated, then all of the rights in connection with the Musical will revert to that Musical’s original owners and the Company would be forced to re-negotiate terms with that Musical’s owners or else they would be forced to seek out new musicals to option in a similar manner and on analogous terms.

Each of the four Musicals was optioned under the relevant option agreements as of the following corresponding dates:

1.	Legends of Arahma – June 6, 2020 (see, STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENTS at Exhibits 1A-6D, 1A-6D(i) and 1A-6D(ii));
2.	Coyote – June 29, 2020 (see, STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENTS at Exhibits 1A-6A, 1A-6A(i) and 1A-6A(ii));
3.	The King’s Critique – July 15, 2020 (see, STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENT at Exhibits 1A-6C and 1A-6C(i)); and
4.	Once Upon A Rhyme – October 8, 2020 (see, STAGE PRODUCTION RIGHTS AND MUSICAL OPTION & PURCHASE AGREEMENTS and their corresponding SHORT FORM ASSIGNMENT at Exhibits 1A-6B, and 1A-6B(i)).

Opening Night Ent. - Form 1-K Annual Rep. 2020	26

Item 7. Financial Statements

OPENING NIGHT ENTERPRISES, LLC

BALANCE SHEETS

	December 31, 2020	December 31, 2019

ASSETS

Current Assets
Cash and cash equivalents	$4,523	$331

Total Assets	$4,523	$331

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Income tax payable	$-	$700

Total Liabilities	-	700

Total members' equity (deficit)	4,523	(369)
Total Liabilities and Members' Equity	$4,523	$331

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. - Form 1-K Annual Rep. 2020	27

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF OPERATIONS

	For the years ended December 31,
	2020	2019

Revenue	$-	$-

Expenses
General & Administrative	531	480
Professional Fees	63,325	10,190
Total expenses	63,856	10,670

Loss before taxes	(63,856)	(10,670)

Income tax expense	1,002	800

Net loss	$(64,858)	$(11,470)

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. - Form 1-K Annual Rep. 2020	28

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF MEMBERS' EQUITY(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Total
Members'
Equity(DEFICIT)

Ending Balance, December 31, 2018	(1,474)

Contributions	13,275
Distributions	(700)
Net loss	(11,470)

Ending Balance, December 31, 2019	(369)

Contributions	69,750
Distributions	-
Net loss	(64,858)

Ending Balance, December 31, 2020	$4,523

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. - Form 1-K Annual Rep. 2020	29

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(64,858)	$(11,470)
Changes in Operating Assets and Liabilities:
Accrued expenses	-	(950)
Income tax payable	(700)	(100)
Net cash used in operating activities	(65,558)	(12,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Member's contribution	69,750	12,575
Net cash provided by financing activities	69,750	12,575

Net increase(decrease) in cash	4,192	55

Cash, beginning of period	331	276

Cash, end of period	$4,523	$331

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income tax paid	$1,702	$800
Interest expense	$-	$-

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. - Form 1-K Annual Rep. 2020	30

OPENING NIGHT ENTERPRISES LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2020

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Opening Night Enterprises, LLC (the Company) was formed under the laws of the State of California on December 12, 2016 and started operations on January 1, 2017. The Company has adopted a December 31 calendar year end for reporting requirements.

2.	Basis of Presentation-The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

3.	The Company was formed to create television programs that promote musical theater entertainment. The Company aims to blend television and certain mobile platforms with the musical theater industry, develop undiscovered creative teams and generate revenue in both television and live on stage realms.

4.	Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

5.	Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

6.	Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At December 31, 2020, the Company has no uninsured cash balances.

7.	Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense as of December 31, 2020.

8.	Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

9.	Cash and Cash Equivalents, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

Opening Night Ent. - Form 1-K Annual Rep. 2020	31

 NOTE B - GOING CONCERN:

The Company has not yet generated any revenue since inception to date and has sustained operating loss of $64,858 and $11,470 during the years ended December 31, 2020 and 2019, respectively. The Company had a working capital of $4,523 and an accumulated deficit of $91,199 as of December 31, 2020 and a working capital deficit of $369 and an accumulated deficit of $26,341 as of December 31, 2019. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity. However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

NOTE C – MEMBERS EQUITY:

Members of the Company contributed $69,750 and $13,275 for the year ended December 31, 2020 and 2019, respectively. Members of the Company withdrew $0 and $700 for the year ended December 31, 2020 and 2019, respectively.

NOTE D-INCOME TAXES:

Opening Night Enterprises, LLC is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a $800 minimum tax.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities.

The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none as of December 31, 2020.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Opening Night Ent. - Form 1-K Annual Rep. 2020	32

NOTE E – RECENT ACCOUNTING PRONOUCEMENTS

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change. The Company currently does not have any recent accounting pronouncements that they are studying and feel may be applicable.

NOTE F-RETIREMENT PLAN:

The Company currently does not sponsor a retirement plan for its employees

NOTE G-COMMITMENTS AND CONTINGENCIES:

As of the date of the financial statements, the Company has not signed office facility leases.

NOTE H-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC Topic 820, the following Summarizes the fair value hierarchy:

Level 1 Inputs-Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs-Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs-Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Opening Night Ent. - Form 1-K Annual Rep. 2020	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members,

Opening Night Enterprises LLC.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Opening Night Enterprises LLC. (the “Company”) as of December 31, 2020 and 2019, the related statement of operations, members’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opening Night Ent. - Form 1-K Annual Rep. 2020	34

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ TAAD LLP

We have served as the Company’s auditor since 2020

Diamond Bar, California

April 30, 2021

Opening Night Ent. - Form 1-K Annual Rep. 2020	35

Item 8. Exhibits

INDEX TO EXHIBITS
Exhibit 1A-2A *	Articles of Organization – Opening Night Enterprises, LLC (California)
Exhibit 1A-2B^	Revised Operating Agreement – Opening Night Enterprises, LLC
Exhibit 1A-4^^	Revised Subscription Agreement with Attached Investor Questionnaire
Exhibit 1A-6 ***	JumpStart Selling Agreement
Exhibit 1A-6A ##	COYOTE Stage Production Rights and Musical Option & Purchase Agreements
Exhibit 1A-6B ##	ONCE UPON A RHYME Stage Production Rights and Musical Option & Purchase Agreements
Exhibit 1A-6C ##	THE KING’S CRITIQUE Stage Production Rights and Musical Option & Purchase Agreements
Exhibit 1A-6D ##	LEGEND OF ARAHMA Stage Production Rights and Musical Option & Purchase Agreements
Exhibit 1A-6A(i) #	COYOTE Short Form Assignment (Author 1)
Exhibit 1A-6A(ii) #	COYOTE Short Form Assignment (Author 2)
Exhibit 1A-6B(i) #	ONCE UPON A RHYME Short Form Assignment
Exhibit 1A-6C(i) #	THE KING'S CRITIQUE Short Form Assignment
Exhibit 1A-6D(i) #	LEGEND OF ARAHMA Short Form Assignment (Author 1)
Exhibit 1A-6D(ii) #	LEGEND OF ARAHMA Short Form Assignment (Author 2)
Exhibit 1A-8^^	Revised Escrow Agreement with PrimeTrust
Exhibit 1A-11^^^	Auditor Consent Letter for Use of Incorporated Audit Report

^	Previously filed as Exhibits to the Form 1-A filed on February 18, 2021.

*	Previously filed as Exhibits to the Form 1-A filed on December 29, 2017.

**	Previously filed as Exhibit to the Form 1-A/A Amendment No. 1 filed on April 19, 2018.

***	Previously filed as Exhibit to the Form 1-A/A Amendment No. 2 filed on January 23, 2019.

^^	Previously filed as Exhibit to the Form 1-A Post-Qualification Amendment No. 3 on August 7, 2020.

^^^	Provided herewith.

#	Previously filed as Exhibits to the Form 1-A Post-Qualification Amendment No. 5 on December 11, 2020.

##	Previously filed as Exhibits to the Form 1-A Post-Qualification Amendment No. 6 on January 11, 2021.

Opening Night Ent. - Form 1-K Annual Rep. 2020	36

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opening Night Enterprises, LLC

By:	/s/ CHARLES JONES II
	Name:	Charles Jones II
	Title:	Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHARLES JONES II	Managing Member, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	April 29, 2021
Charles Jones II
/s/ CHARLES JONES II	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 29, 2021
Charles Jones II

/s/ REGINA DOWLING	Managing Member, establishing Majority of Governing Body of Opening Night Enterprises LLC
April 29, 2021
Regina Dowling

37